

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Scott Rajeski
Chief Executive Officer
Latham Topco, Inc.
787 Watervliet Shaker Road
Latham, New York 12110

      Re: Latham Topco, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1
           Submitted January 20, 2021
           CIK No. 0001833197

Dear Mr. Rajeski:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Note 22 Subsequent Events, page F-36

1. We note your response to our prior comment number six. We are not in a position to evaluate your response, pending the filing of all required financial statements. Please file all required financial statements as soon as practicable.

General

2. We note your response to comment 7 of our prior letter, and we reissue our comment. Please provide the consent of the third-party in accordance with Rule 436.

You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if

Scott Rajeski
Latham Topco, Inc.
February 2, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please
contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other
questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing